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June 4, 2009 VIA FACSIMILE AND EDGAR Peggy Kim, Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628		OUR FILE NUMBER 144,688-017 WRITER’S DIRECT DIAL (415) 984-8793 WRITER’S E-MAIL ADDRESS bchristensen@omm.com

Re:	Cell Therapeutics, Inc.

Amendment No. 7 to Schedule TO-I filed June 3, 2009

File No. 5-48459

Dear Ms. Kim:

On behalf of Cell Therapeutics, Inc, a Washington corporation (“CTI” or the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated June 3, 2009 (the “Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear in bold directly above CTI’s responses.

Offer to Exchange

1.        We note that your press release dated June 2, 2009 was filed as an exhibit to the amended Schedule TO on June 3, 2009. We remind you to file all written communications relating to the offer as soon as practicable on the date of the communication. Refer to Rule 13e-4(c)(1).

Response:

The Company respectfully notes the Staff’s comment. In addition, the Company will provide supplemental documentation from the Company’s filing service indicating that Amendment No. 7 to Schedule TO (the “Schedule TO”) was accepted by the Commission on June 2, 2009 at 9:52 p.m. (EDT).

2.        We note your response to comment 3 in our letter dated May 19, 2009; however, we reissue our comment. Please revise to include the summary financial information in

Peggy Kim, Special Counsel, June 4, 2009 - Page 2

Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

Response:

The Company respectfully notes the Staff’s comment and will file an amendment to the Schedule TO to include the referenced summary financial information.

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If you have any questions regarding this letter, please feel free to contact me at (415) 984-8793.

Sincerely,

/s/ C. Brophy Christensen

C. Brophy Christensen

of O’MELVENY & MYERS LLP

CBC:TAH

cc:	James A. Bianco, M.D.

Louis A. Bianco